September 10, 2018

Martin G. King
Chief Financial Officer
Philip Morris International Inc.
120 Park Avenue
New York, New York 10017

       Re: Philip Morris International Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 10-Q for the Quarter Ended March 31, 2018
           File No. 001-33708

Dear Mr. King:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Operating Results, page 22

1. We note your disclosure on pages 24 and 59 of how excluding the impact of certain inventory movements affected your shipment volumes and the cigarette market. Please clarify the nature of these "inventory movements." Your response and revised disclosure should fully explain what the inventory movements are and how excluding such movements affects your reported results.
 Martin G. King
Philip Morris International Inc.
September 10, 2018
Page 2
Form 10-Q for the Quarter Ended March 31, 2018

Note 18. New Accounting Standards, page 36

2. We note from your disclosure in Note 7, that net revenues refers to your operating revenues from the sale of products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes. In light of the fact that the incentives appear to represent variable consideration, please tell us and revise to disclose the nature of all variable consideration and how you estimate the variable consideration, including whether this estimate is typically constrained. See ASC 606-10-
         50-12(c) and 606-10-50-20. In this regard, we also note from your earnings calls that you may have loyalty programs associated with the IQOS products, which also may be sold with discounts. Please note that these programs should be considered in your variable consideration analysis.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameMartin G. King                                Sincerely,
Comapany NamePhilip Morris International Inc.
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Corporation Finance
September 10, 2018 Page 2                                       Office of
Transportation and Leisure
FirstName LastName